UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         The Pep Boys--Manny, Moe & Jack
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    713278109
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 29, 2006
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             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      713278109              SCHEDULE 13D         PAGE 2 OF 6 PAGES
------------------------                             ------------------------

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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                    (b) |X|

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          |_|

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                           7      SOLE VOTING POWER

                                            -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                4,485,982
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                                 -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                            4,485,982

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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,485,982

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    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        |_|
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             ------------------------
CUSIP NO.      713278109              SCHEDULE 13D         PAGE 3 OF 6 PAGES
------------------------                             ------------------------

-----------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                    (b) |X|

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                         |_|

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                            -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                4,485,982
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                                 -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                            4,485,982
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,485,982
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        |_|
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      713278109              SCHEDULE 13D         PAGE 4 OF 6 PAGES
------------------------                             ------------------------

The Schedule 13D filed on April 20, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $1.00 par value (the "Shares"), of The Pep Boys--Manny, Moe & Jack (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D on May 17, 2006, is hereby amended by this Amendment No 2 to the Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders. A total of approximately $65,554,024 was paid to acquire such Shares.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following immediately preceding the last paragraph thereof:

On June 29, 2006, Pirate Capital sent a letter to the Issuer (the "Letter") demanding an annual meeting be immediately called and held by September 15, 2006. A copy of the Letter is attached hereto as Exhibit B and incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

      Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

          (a) The Reporting Persons beneficially own 4,485,982 Shares, constituting approximately 8.3% of the Shares outstanding.

          The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 54,252,467 Shares outstanding, which is the total number of Shares outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended April 29, 2006.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,112,200 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 3,373,782 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 4,485,982 Shares.

      (c) The following transactions in the Shares were effected by the Reporting Persons since the last filing of this Schedule 13D, each of which was effected on the open market.

Jolly Roger Fund LP

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------        -----------------------     -------------------
 5/18/2006                  16,600                    13.75
 5/19/2006                  5,300                     13.84
 5/23/2006                  25,000                    13.80
 6/09/2006                  100,000                   13.17
 6/23/2006                  195,000                   12.09*

Jolly Roger Offshore Fund LTD

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------        -----------------------     -------------------
6/16/2006              72,800                    15.00 (exercise of put)
6/23/2006             (195,000)                  12.09*

*Intra-fund transfer only.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

      As set forth below, Jolly Roger Fund LP sold the following put options on the open market:

Date of Sale     Shares       Exercise Price   Expiration Date     Sale Price
               Underlying      per Share ($)                        per Share
                 Options                                               ($)
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  5/18/2006       4,500          15.00            7/22/06             1.60
  5/18/2006       95,500         15.00            7/22/06             1.55

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CUSIP NO.      713278109              SCHEDULE 13D         PAGE 5 OF 6 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2006


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Managing Member

                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.

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CUSIP NO. 713278109               SCHEDULE 13D                PAGE 6 OF 6 PAGES
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                                  EXHIBIT INDEX

1. Exhibit A - Joint Acquisition Statement, dated April 20, 2006 (previously filed)

2.    Exhibit B - Letter to the Issuer, dated June 29, 2006

EXHIBIT B

June 29, 2006

VIA FACSIMILE & OVERNIGHT COURIER

William Leonard
Chairman of the Board
The Pep Boys-Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132


Mr. Leonard:

Pirate Capital LLC, as the investment advisor to Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, and Jolly Roger Activist Portfolio Company LTD, is the beneficial owner of approximately 4.5 million shares, or approximately 8%, of the common stock of The Pep Boys-Manny, Moe & Jack ("Pep Boys" or the "Company"). On February 10, 2006 the Company announced that Goldman, Sachs & Co. ("Goldman Sachs") had been engaged to explore strategic and financial alternatives for the Company and shareholders were assured that the Board was working to increase shareholder value. It is now 5 months into the process, the stock has declined approximately 30%, and shareholder value has been destroyed.

We encourage Goldman Sachs to continue working with parties interested in purchasing the Company. Concurrently, we remind you and the entire Board of your fiduciary duty to serve the Pep Boys shareholders. As a part of this duty the Board must provide shareholders with an annual meeting date. Last year's meeting was held on June 8, 2005. PIRATE CAPITAL, AS ONE OF PEP BOYS LARGEST SHAREHOLDERS, DEMANDS AN ANNUAL MEETING BE IMMEDIATELY CALLED AND HELD BY SEPTEMBER 15, 2006.

We believe that our demand will provide Goldman Sachs adequate time to bring closure to the process while providing shareholders the confidence that this management and Board do not plan to entrench themselves any further.


Kindest Regards,

/s/ David A. Lorber

David A. Lorber
Senior Investment Analyst




cc: Pep Boys Board of Directors